  First Asia Holdings Limited

Suite 823-825

8/F Ocean Center, Harbour City

5 Canton Road

Tsim Sha Tsui

                                                                                                                        Kowloon, Hong Kong

August 11, 2016

Christian Windsor

Special Counsel

Office of Financial Services

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 4720

Washington, D.C. 20549

Re:

First Asia Holdings Limited

Preliminary Information Statement on Schedule 14C

Filed August 1, 2016

File No. 000-30801

Dear Mr. Windsor:

In connection with responding to your comment letter dated August 9, 2016, First Asia Holdings Limited, a Canadian corporation (the “Company”), hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Sincerely yours,

First Asia Holdings Limited

/s/ Luk Lai Ching Kimmy, Director